

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

April 4, 2019

Craig S. Comeaux
Secretary
Argo Group International Holdings, Ltd.
110 Pitts Bay Road
Pembroke HM 08, Bermuda

> **Re:** **Argo Group International Holdings, Ltd.**
> **PRER14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on April 4, 2019 by Argo Group International Holdings, Ltd.**
> **File No. 001-15259**

Dear Mr. Comeaux,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

Corporate Governance, Committees and Meetings of the Board of Directors, page 13

1. Argo represents that it "regularly rotates the Chair of [its] committees." Please advise us, with a view toward revised disclosure, of the names of the Chair of each Committee named in this section as well as the names of the two previous individuals to hold those positions.

Compensation Discussion and Analysis, page 63

2. Argo states that "[i]n conjunction with the renegotiation and renewal of Mr. Watson's employment agreement in November of 2018, the Board determined that Mr. Watson would no longer be eligible to receive housing and home leave and travel allowances effective January 1, 2019." Please advise us of the basis of the participants' conclusion that Mr. Watson is "no longer eligible" to receive such benefits. For example, please explain, with a view toward revised disclosure, if a prior document authorized or otherwise provided for housing, home leave and travel allowances, and if so, the name of such document.

Annex C | Supplemental Information Regarding Participants, page C-1

Company Securities Purchased or Sold, page C-2

3. While we recognize that, pursuant to Rule 14a-5(a), negative responses to line items need not be disclosed in the proxy statement, certain publicly available information, particularly that which is reported under §16, suggests some information required by Item 5(b)(1) of Schedule 14A may have been inadvertently omitted. Please confirm that the participants' transaction histories are consistent with the information reported on Form 4, or advise us of the legal basis for ostensibly excluding the complete transaction histories of Mark E. Watson III, Jay S. Bullock, Kathleen Nealon, and Gary V. Woods. In addition, please reconcile how the following participants, as determined under Instruction 3 to Item 4 of Schedule 14A, seemingly have been entirely omitted from the transaction history table: Thomas A. Bradley, Jose Hernandez, Matthew Harris, Dymphna Lehane, Kevin Rehnberg, and Axel Schmidt.

We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:     Adam M. Givertz, Esq.